VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen Collins

Re:	Synchronoss Technologies, Inc.
Form 10-K for the fiscal year ended December 31, 2016 Filed February 27, 2017
Form 8-K furnished February 8, 2017
File No. 000-52049

Dear Ms. Collins:

We respectfully submit below the responses of Synchronoss Technologies, Inc. (the “Company” “we,” “us,” or “our”) to the March 29, 2017 comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by us. The comments relate to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and our Form 8-K furnished on February 8, 2017. For your convenience, the Staff’s comments are repeated below in italicized print. Our responses (the “Responses” and, each, a “Response”) are provided below each comment. The Responses are based solely on the inquiry that we have conducted and materials we have reviewed as of April 26, 2017 in response to the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 49

1.
Given the significant and continued growth in your cloud solutions, please revise future filings to provide more detailed quantitative and qualitative information about the key drivers of your cloud solutions revenue. Your disclosures currently indicate that cloud revenue increased due to several factors; however, it is unclear what the quantitative impact was of each of these factors. It is also not clear whether the increase from new customers relates to customers that were obtained in an acquisition. As part of your response, please also tell us whether there are any metrics used by management to assess the performance of your cloud business and what consideration was given to disclosing any metrics. We refer you to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350.

Response to Comment 1:

In future filings, to the extent that the information is not proprietary, we will provide a quantitative and qualitative analysis of the key drivers of our cloud solutions revenue growth. We intend to incorporate these changes prospectively beginning with the Quarterly Report on Form 10-Q for the quarter ending March 31, 2017. Be

April 26, 2017

low we have included an example of the updated Results of Operations with the enhanced cloud solutions discussion incorporated as if it had been used in our 2016 Form 10-K.

Net revenues related to our Cloud Solutions increased by $74.1 million, or 23%, to $389.9 million for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily the result of a net increase of (i) $14.7 million in perpetual license fees, largely due to increased licenses with our Tier 1 carriers in North America and (ii) $61.4 million of growth in our cloud portfolio as a result of our messaging and analytics technologies obtained in the acquisitions of Openwave and Razorsight, respectively.

Net revenues related to our Cloud Solutions represented 82% for the year ended December 31, 2016, compared to 74% for the same period in 2015.

We confirm to the Staff that in preparing our annual and quarterly disclosures in our management's discussion and analysis, we assess whether any of the metrics reviewed by our Chief Operating Decision Maker ("CODM") would be meaningful to our investors. Management reviews certain metrics which are considered to be leading indicators, however, these metrics do not have a direct correlation to our revenue growth. The metrics reviewed by the CODM are defined inconsistently across our solutions and thus are not considered to be suitable metrics for disclosure when assessing our revenue performance.

We will continue to consider the quantitative and qualitative disclosures pursuant to Item 303(a)(3)(i) of Regulation S-K, Section III.D of SEC Release 33-6835, and Section III.B of SEC Release 33-8350 and to the extent applicable, will include such disclosures in future filings.

Consolidated Financial Statements

Consolidated Statements of Income, page 69

2.
Please tell us the significance of license revenues as a percentage of sales for each period. Also, tell us what consideration was given to separately disclosing such revenues, and the related costs of revenues, pursuant to Rule 5-03(b)(1) and (2) of Regulation S-X.

Response to Comment 2:

Prior to the divestiture of our carrier activation business in December 2016, license revenues represented less than 10% of our revenues. As a result of this divestiture, license revenues represent 16%, 12% and 6% of total revenues for the years ended December 31, 2016, 2015 and 2014, respectively. Accordingly, in future filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, if license revenues exceed 10% of our total revenues for any periods presented, we will separately disclose the amount on the face of the consolidated statements in order to comply with Rule 5-03(b)(1) and (2) of Regulation S-X.

We acknowledge the Staff's comment in regards to Rule 5-03(b)(2) of Regulation S-X which requires a separate presentation of the costs of products and services and we believe that separate disclosure of such costs are not meaningful to users of the financial statements. Historically, our customer base has primarily consisted of large communications service providers and multi-service operators, which evaluate purchasing decisions of our software solutions either as a license or as a hosted service mostly based on each customer’s internal budgeting and decision making processes. Service revenues generated from software and product revenues generated from the sale of software sold as perpetual licenses both utilize the same underlying core

April 26, 2017

technology to support revenues. While the total cost of revenues related to software could be allocated to product and service revenues on some reasonable basis, such allocation would be arbitrary and would not provide better or more insightful information to the users of the financial statements than total costs of revenue. Moreover, we believe that any attempt to allocate such costs could result in gross margins that may be misleading due to such estimates.

Form 8-K furnished February 8, 2017

Exhibit 99.1

3.
You present several non-GAAP revenue measures prior to the most directly comparable GAAP measure of revenue in your bullet points. Please ensure that your Non-GAAP measures do not precede the most directly comparable GAAP measure in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 3:

We acknowledge the Staff's comment and respectfully advise the Staff that in future earnings releases, based on the guidance in Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, we will present, "the most directly comparable GAAP measure with equal or greater prominence" in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

4.
You disclose “GAAP Combined” and “Non-GAAP Combined” total revenue. Please explain to us what these “combined” amounts represent and revise your future earnings release to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

Response to Comment 4:

In our earnings release furnished with the SEC on February 8, 2017 (the "Release"), we presented "GAAP Combined" and "Non-GAAP Combined" total revenue ("Combined revenues"). Combined revenues consisted of revenue from continuing operations and the revenue associated with our discontinued operations that would have been aggregated into the comparable GAAP and Non-GAAP revenue measures had a portion of our business not been divested. All revenues from those discontinued operations were calculated pursuant to our existing revenue recognition policies. The intention of such disclosure was to provide the reader with an appropriate comparison between our Fourth Quarter and Full year 2016 results and our (i) 2015 results and (ii) 2016 guidance for the same periods.

We acknowledge the Staff's comment and respectfully advise the Staff that in future earnings releases, based on the guidance in Item 10(e)(1)(i) of Regulation S-K, we will not present “GAAP Combined” and “Non-GAAP Combined” total revenues.

Other

5.
You refer to the non-GAAP measure free cash flow in your earnings call; however, we are unable to locate the reconciliation required by Regulation G in your press release or on your website. Please advise.

April 26, 2017

Response to Comment 5:

We acknowledge the Staff's comment and respectfully advise the Staff that in future earnings releases we will provide a reconciliation of free cash flow to the most comparable GAAP measure in the reconciliation tables provided in the Release. The format will be similar to the sample format presented below for the full year ended December 31, 2016:

Year Ended December 31, 2016
(In Thousands)
Net cash provided by operating activities (GAAP)	$142,589
Purchases of fixed assets	(58,542)
Free cash flow	$84,047

* * * *
In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please do not hesitate to contact me at (908) 524-1084 if you have any questions or would like additional information regarding this matter.

Very truly yours,
/s/ Ronald J. Prague
Ronald J. Prague
Executive Vice President and General Counsel